

September 12, 2014

Via E-mail
Bradley E. Lerman, Esq.
General Counsel
Medtronic Holdings Limited
c/o Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, MN 55432

>   **Re: Medtronic Holdings Limited**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed August 27, 2014**
>   **File No. 333-197406**

Dear Mr. Lerman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

What proposals are being voted on, page 3

1.   We note your response to prior comment 1. Please provide us with a detailed analysis setting forth the differences between the rights of holders of Medtronic Inc. and New Medtronic that separately attributes the reason for each change to either Irish law requirements or technical changes that are immaterial, as appropriate. Provide similar analysis and attribution for each difference between Covidien holders' rights and those of New Medtronic. By means of non-exclusive example, please address the difference between the voting standard for Covidien holders and New Medtronic holders with respect to the amendments to provisions in the articles of association dealing with business combination and control share acquisition provisions. Please also address, among other differences between Medtronic Inc. and New Medtronic holders' rights, the difference in voting standard for shareholder approval of extraordinary transactions.

Why will the place of incorporation of New Medtronic be Ireland, page 7

2.   We note your response to prior comment 4. Please expand your disclosure to explain briefly why the associated financial benefits of the reasons for incorporating in Ireland cannot be quantified. Also, given your statement that the transaction will "result in significantly enhanced global cash management flexibility," revise to quantify the balance of each company's non-U.S. cash flow.

Interests of Certain Persons in the Transaction, page 20

3.   We note your revision on page 20 in response to prior comment 8 that the estimated aggregate excise tax payments to be paid to Medtronic executive officers and directors will be approximately $16 million; however, you disclose on page 155 that Medtronic has recorded an estimated nonrecurring cost of $63 million related to these payments. Please advise or revise.

4.   We note your response to prior comment 9. Please revise the summary to highlight the total amount that each named executive officer and director will receive in connection with the transaction.

Opinion of Medtronic's Financial Advisor, page 87

5.   We note your response to prior comment 20; however, in light of the disclosure in the first paragraph under the heading "Miscellaneous" on page 97, it remains unclear why the results of the historical share price analysis and comparable company analysis have not been disclosed and compared to the implied per share value of Medtronic stock based on the exchange ratio. Your disclosure should make clear how the financial advisor interpreted each analysis and how each analysis contributed to the ultimate conclusion. Please revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dennis Hult at (202) 551-3618 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Matthew P. Salerno, Esq.